Exhibit 12.1
JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Earnings:
Income before income taxes	$209	$145	$161	$104	$(89)
Less: Capitalized interest	(8)	(5)	(4)	(7)	(48)
Add:
Fixed charges	270	273	272	298	357
Amortization of capitalized interest	2	2	2	2	2
Adjusted earnings	$473	$415	$431	$397	$222
Fixed charges:
Interest expense	$167	$171	$172	$189	$228
Amortization of debt costs	9	8	8	9	17
Rent expense representative of interest	94	94	92	100	112
Total fixed charges	$270	$273	$272	$298	$357
Ratio of earnings to fixed charges (1)	1.75	1.52	1.59	1.33	—

(1)	Earnings were inadequate to cover fixed charges by $135 million for the year ended December 31, 2008.